Shanda Interactive Entered into a Share Purchase Agreement with Perfect World

Shanghai, April 21, 2014 — Shanda Games Limited (NASDAQ: GAME, "Shanda Games" or the “Company”), a leading online game developer, operator and publisher in China, today announced that Shanda Interactive Entertainment Limited (“Shanda Interactive”), the controlling shareholder of Shanda Games, has entered into a share purchase agreement with Perfect World Co., Ltd. (NASDAQ: PWRD, “Perfect World”), another leading online game developer and operator in China, for Perfect World to acquire a total of 30,326,005 class A ordinary shares of Shanda Games. Pursuant to the share purchase agreement, Perfect World will acquire these shares from a wholly-owned subsidiary of Shanda Interactive for a total consideration of US$100 million in cash.  The purchase is expected to be consummated in 30 days, subject to the satisfaction of customary closing conditions.

In addition, Perfect World has also entered into an adherence agreement to become a party to the consortium agreement dated as of January 27, 2014 between Shanda Interactive and Primavera Capital (Cayman) Fund I L.P., an affiliate of Primavera Capital Limited, and participate as a new member of the consortium (the “Consortium”) in the proposed “going private” transaction with respect to Shanda Games.  The Consortium has submitted a preliminary non-binding proposal letter dated January 27, 2014 (the “Proposal”) to the board of directors of Shanda Games.  According to the Proposal, the Consortium proposed to acquire Shanda Games in a "going private" transaction for US$3.45 per class A or class B ordinary share of Shanda Games, or US$6.90 per ADS.  According to the Proposal, the proposed transaction is intended to be financed with a combination of equity capital funded by the Consortium members and third-party debt. The Proposal states that it constitutes only a preliminary indication of interest and is subject to negotiation and execution of definitive agreements relating to the proposed transaction.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this press release that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve inherent risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include, but are not limited to, the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5900-1548 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com